Exhibit 12.1

Universal City Development Partners, Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended December 31,
	2006	2006	2005
Earnings
Net income	$91,888	$41,960	$35,268
(Income) loss from joint ventures	(1,724)	711	178
Fixed charges	110,435	111,362	107,712
Amortization of capitalized interest	6,929	6,799	6,759
Distributions from joint ventures	3,681	164	529
Capitalized interest	(1,848)	(817)	(244)

Earnings before fixed charges	$209,361	$160,179	$150,202

Fixed Charges
Net interest expense	$107,906	$109,733	$106,701
Capitalized interest	1,848	817	244
Interest implicit in rentals	681	812	767

Total fixed charges	$110,435	$111,362	$107,712

Ratio of earnings to fixed charges	1.9	1.4	1.4